Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Prudential plc:

We consent to the incorporation by reference in the registration statement (No. 333-177093) on Form F-3 and the registration statement (No. 333-172493) on Form S-8 of Prudential plc of our report dated 30 March 2012 with respect to the consolidated statements of financial position of Prudential plc and its subsidiaries as at 31 December 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended 31 December 2011 and all related condensed financial statement schedules and the effectiveness of internal control over financial reporting as at 31 December 2011, which report appears in the 31 December 2011 annual report on Form 20-F of Prudential plc.

30 March 2012	By:	/s/ KPMG AUDIT PLC
KPMG Audit Plc
London, England